Exhibit 99.2

Nokia Corporation Corporate Governance Statement 2025

Corporate governance statement “Strong governance is the foundation of Nokia’s long-term success. In 2025, our Board of Directors continued to drive strategic direction as well as support and oversee management performance, promoting transparency and accountability across all operations.” Highlights in our corporate governance during 2025 ▪ Justin Hotard was announced as Nokia’s new President and CEO, joining us on 1 April. Hotard has broad experience with global technology companies, driving technology leadership, innovation and revenue growth. ▪ In March 2025, we published Nokia’s first sustainability statement aligned with the EU Corporate Sustainability Reporting Directive and Finnish regulation, marking a significant step in our ESG journey. ▪ At the 2025 Annual General Meeting (AGM) our shareholders reaffirmed their support for the Board’s proposals with a record high overall vote turnout. Our shareholders were also able to follow the meeting via webcast and submit verbal and written questions. ▪ We have continued our proactive stance on AI governance through our robust AI governance framework at Nokia. We have defined our guiding AI principles through Nokia Bell Labs, and mobilized our cross-functional teams to ensure readiness for every regulatory milestone. ▪ We have had the pleasure to engage with several of our largest shareholders during 2025 to discuss Nokia’s sustainability, remuneration and governance practices, and their expectations in these areas. We also welcomed NVIDIA as our shareholder in connection with our strategic partnership agreement, reinforcing our commitment to innovation and collaboration. This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2025 (the “Finnish Corporate Governance Code”). Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and our corporate governance guidelines (“Corporate Governance Guidelines”) adopted by the Board of Directors. The Corporate Governance Guidelines reflect our commitment to strong corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code adopted by the Securities Market Association. We follow the rules and recommendations of Nasdaq Helsinki due to the listing of our shares on this exchange (ticker code “NOKIA”). During 2025 we also complied with the rules of Euronext Paris prior to delisting our shares on 31 December 2025. Furthermore, due to the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) (ticker code “NOK”) and our registration under the U.S. Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent compliance with any non-domestic rules would conflict with the laws of Finland, we are obliged to comply with Finnish laws and applicable regulations. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by U.S. companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of delivery of the shares unless shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s subsidiaries and affiliated companies (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics and Executive Officer Clawback Policy applicable to our key executives, including the President and CEO, CFO and Corporate Controller. 2

Our main corporate governance bodies Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”), the legislation under which Nokia operates, and Nokia’s Articles of Association, the control and management of Nokia are divided among shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia’s shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in Nokia. In addition, at the meeting the shareholders may exercise their right to speak and ask questions. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the authorization for the Board to distribute dividend or other assets, discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor and the sustainability reporting assurer. The Remuneration Policy is presented to the general meeting at least every four years and the Remuneration Report is presented annually. Resolutions of the general meeting regarding the policy and the report are advisory in nature. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. The Finnish Companies Act was amended in 2022 to enable limited liability companies to hold hybrid and virtual-only general meetings. A virtual general meeting, as defined by the Finnish Companies Act, is a meeting held without a physical meeting venue, where shareholders must be able to exercise their shareholder rights in full by virtual means, including voting in real time and asking questions orally during the meeting. The Finnish legislation can be considered a leading example of protecting shareholders’ rights in virtual general meetings. In the future, virtual general meetings are expected to improve the position of nominee-registered shareholders residing outside of Finland, who may have been unable to attend the general meeting in person or be represented by proxy. The reduced carbon footprint is also one of the benefits of virtual general meetings. Annual General Meeting 2025 and 2026 The Annual General Meeting 2025 took place at Finlandia Hall, Helsinki, on 29 April 2025. We were pleased to see the high number of votes cast representing approximately 61.4% of all outstanding shares and votes. For the fourth consecutive year, the turnout for the vote stood at a record-high level. Corporate governance framework General Meeting of Shareholders External Audit Sustainability Assurance Board of Directors Audit, Corporate Governance and Nomination, Personnel, Strategy, Technology Committees Internal Audit President and CEO Group Leadership Team A total of 106 746 shareholders representing approximately 3 304 million shares and 58.9% of all the shares and votes in the Company participated the Annual General Meeting. On the other hand, we once more saw a lower number of shareholders attending in person. To facilitate shareholder participation and digital options to follow the meeting, the Company offered the opportunity to cast votes in advance and to follow the meeting and ask questions through a live webcast, both in writing and orally. Nokia Corporation’s Annual General Meeting 2026 is planned to be held on 9 April 2026. The Board’s proposals to the Annual General Meeting 2026 were published on 29 January 2026. 3

Board of Directors The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act, Nokia’s Articles of Association and any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s Committees. Election of the Board of Directors Pursuant to our Articles of Association, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected at least annually at each Annual General Meeting. The candidates are considered individually and those receiving the most votes shall be elected pursuant to the Finnish Companies Act. The term of the Board members begins at the close of the general meeting at which they were elected and expires at the close of the following Annual General Meeting. The Annual General Meeting convenes by 30 June annually. Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board and confirmed by the independent directors of the Board upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair assumes the duties of the Chair of the Board in the event the Chair is prevented from performing his or her duties. The independent directors of the new Board confirm the election of the members and chairs for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s qualification standards. These elections take place at the Board’s assembly meeting following the general meeting. The Corporate Governance and Nomination Committee aims to continually renew the Board to have an efficient Board of international professionals with a mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. The Committee considers potential director candidates based on the short-term and long-term needs of the Company. In the process of identifying and selecting the candidates matching these needs and desired profiles, the Committee engages recruitment firms and external advisers. Board independence In accordance with the Corporate Governance Guidelines adopted by the Board of Directors, the Nokia Board shall have a majority of directors who meet the criteria for independence as defined by the Finnish Corporate Governance Code and the rules of the NYSE. All members of the Board’s Audit, Personnel, Corporate Governance and Nomination Committees as well as the majority of the Strategy and Technology Committees shall be independent Directors under the same criteria. The Board will monitor its compliance with these requirements for director independence on an ongoing basis. Each independent director is expected to notify the Chair of the Corporate Governance and Nomination Committee, as soon as reasonably practicable, in the event that his or her personal circumstances change in a manner that may affect the Board’s evaluation of such director’s independence. The Board of Directors evaluates the independence of its members annually and, in addition to this, on a continuous basis with the assistance of the Corporate Governance and Nomination Committee. Board composition The Board has adopted diversity principles, demonstrating our commitment to promoting a well-balanced Board composition. These principles are embedded in our processes and practices for identifying and proposing new candidates for the Board, as well as for the re-election of current members. For Nokia, Board composition is not static, but evolves over time based on the relevant business objectives and future needs. We view Board diversity as one of factors that strengthen the Board’s overall effectiveness rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, tenure, age, nationality, cultural and educational backgrounds, gender, as well as other individual qualities. 4

Current members of the Board of Directors The Annual General Meeting held on 29 April 2025 elected ten members to the Board for a term ending at the close of the next Annual General Meeting. Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig, and Kai Öistämö were re-elected as Board members. Pernille Erenbjerg and Timo Ihamuotila were elected as new Board members. Following the meeting, the Board re-elected Sari Baldauf to serve as Chair and Timo Ihamuotila as Vice Chair of the Board for the same term. In the current Board composition, 40% of the Board members are female. There are currently five different nationalities and a rather wide age and tenure range represented on the Board. The current members of the Board are all non-executive and for the term that began at the Annual General Meeting 2025, all Board members were determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the NYSE rules, as applicable. In addition to biographical information of the Board members, the table in the upper right corner sets forth the number of shares and American Depositary Shares (ADSs) held by the Board members. At 31 December 2025, they held a total of 1 092 401 shares and ADSs in Nokia, representing approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group. Each Board member has a unique skill set that supports Nokia's business. The primary areas of expertise of the current and proposed Board members are highlighted in the skills matrix shown to the right. Biographical details of the Board members Gender Year of Birth Nationality Tenure(1) Independent of the company and major shareholders Shares(2) ADSs(2) Sari Baldauf (Chair) Female 1955 Finnish 7 Independent 385 046 Timo Ihamuotila (Vice Chair as of 29 April 2025) Male 1966 Finnish 0 Independent 119 624 Timo Ahopelto Male 1975 Finnish 2 Independent 62 082 Elizabeth Crain Female 1964 American 2 Independent 67 467 Thomas Dannenfeldt Male 1966 German 5 Independent 166 802 Pernille Erenbjerg Female 1967 Danish 0 Independent 17 840 Lisa Hook Female 1958 American 3 Independent 78 290 Mike McNamara Male 1964 Irish 1 Independent 42 664 Thomas Saueressig Male 1985 German 3 Independent 74 322 Kai Öistämö Male 1964 Finnish 3 Independent 78 264 (1) Terms as Nokia Board member before the Annual General Meeting on 29 April 2025. (2) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. Experience and primary skills of the Board members Business Exec. role with P&L responsibility External boardroom roles/ Governance Finance and accounting Legal/Public policy/ Compliance Telecommunication providers market segment Enterprise market segment Technology Cybersecurity Environmental /Social issues Current Board members Sari Baldauf ✔ ✔ ✔ ✔ ✔ ✔ Timo Ihamuotila ✔ ✔ ✔ ✔ ✔ ✔ Timo Ahopelto ✔ ✔ ✔ ✔ ✔ Elizabeth Crain ✔ ✔ ✔ ✔ Thomas Dannenfeldt ✔ ✔ ✔ ✔ ✔ Pernille Erenbjerg ✔ ✔ ✔ ✔ ✔ ✔ ✔ Lisa Hook ✔ ✔ ✔ ✔ ✔ ✔ ✔ Mike McNamara ✔ ✔ ✔ ✔ ✔ Thomas Saueressig ✔ ✔ ✔ ✔ ✔ ✔ ✔ Kai Öistämö ✔ ✔ ✔ ✔ ✔ ✔ Proposed new Board member Meredith Whittaker ✔ ✔ ✔ ✔ ✔ 5

Director time commitments The Corporate Governance and Nomination Committee monitors closely the time commitments of the Board members and annually reviews the Directors’ attendance rate at the Board and Committee meetings to ensure they are able to devote the appropriate time to the Company to carry out their duties and responsibilities. The Corporate Governance Guidelines of the Board include numerical limits and a process for pre-clearance of new roles in public companies. Directors should not serve on more than four other boards of public companies in addition to the Nokia Board, and on no more than three other boards of public companies in addition to the Nokia Board, in cases where they serve as board chair or lead independent director outside the Nokia Board. The Audit Committee members should not serve on more than two other audit committees of public companies in addition to the Nokia Audit Committee. No positions in excess of these limits may be held without prior consent by the Chair of the Board and the Chair of the Corporate Governance and Nomination Committee determining that such positions would not impair the Director’s service on the Nokia Board or Audit Committee. The Corporate Governance and Nomination Committee will annually, ahead of preparing the proposal on the Board composition, review and assess the Directors’ current and planned time commitments outside the Company to seek affirmation that all Directors acknowledge the time commitment principles set forth in the Corporate Governance Guidelines of the Board. The Committee also reviews under its related guidelines and procedures the proposed new Director candidates’ time commitments during the proposed term to ensure that they are able to dedicate sufficient time to their responsibilities on the Nokia Board. Proposed members of the Board of Directors Proposals of the Board of Directors to the Annual General Meeting 2026 were published on 29 January 2026. On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten. The Board Chair Sari Baldauf has informed the Committee that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, on the recommendation of the Corporate Governance and Nomination Committee, the Board proposes that the following nine current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Timo Ahopelto, Elizabeth Crain, Thomas Dannenfeldt, Pernille Erenbjerg, Lisa Hook, Timo Ihamuotila, Mike McNamara, Thomas Saueressig and Kai Öistämö. Furthermore, the Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that Meredith Whittaker, a United States citizen and President of Signal Technology Foundation, be elected as a new member of the Board for a term ending at the close of the next Annual General Meeting. If elected, Ms. Whittaker is expected to bring valuable experience in artificial intelligence, digital risk, and technology governance, thereby strengthening the Board’s oversight of emerging technologies. The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors that Timo Ihamuotila be elected to serve as Chair of the Board and Thomas Saueressig be elected to serve as Vice Chair of the Board, subject to their election to the Board of Directors. The Board composition proposed to the Annual General Meeting 2026 has representation of five nationalities and 40% of the proposed members are female. All Board member candidates, apart from Meredith Whittaker, have been determined to be independent of the Company and its significant shareholders for the term beginning from the Annual General Meeting 2026 under the Finnish Corporate Governance Code and the rules of the NYSE. Ms. Whittaker has agreed to lead a strategic advising effort for Nokia Bell Labs, Nokia’s global research arm, for a fixed fee and period of 12 months. Due to the research-focused advisory role, Ms. Whittaker has been determined non-independent of the Company. Nokia has strict and well-defined conflict-mitigation measures in place, including the exclusion of Ms. Whittaker from any business activities and operational decisions. Further, if elected, Ms. Whittaker will refrain from joining Board Committees other than the Technology Committee. Any possible changes impacting the Board candidates’ independence would be assessed separately as at the date of the Annual General Meeting. Nokia is proud to continue to be among the first Finnish listed companies providing its shareholders with the opportunity to consider each Director candidate individually since our Annual General Meeting 2023. 6

Biographical details of our current Board members C P S C S P T P S Chair Sari Baldauf Vice Chair Timo Ihamuotila Timo Ahopelto Elizabeth Crain b. 1955 b. 1966 b. 1975 b. 1964 Chair of the Nokia Board since 2020. Nokia Board member since 2018. Member of the Corporate Governance and Nomination Committee, the Personnel Committee and the Strategy Committee. Master of Business Administration and Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia 1998–2005. Various executive positions at Nokia in Finland and in the United States 1983–1998. Member of the Board of Directors of the Finnish Climate Leadership Coalition (CLC). Senior Advisor of DevCo Partners Oy. Member of the Board of Technology Industries of Finland 2021–2023. Member of the Board of Directors of Aalto University 2018–2023. Member of the Supervisory Board of Mercedes-Benz Group AG 2008–2023. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Corporation 2011– 2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Vice Chair of Nokia Board since 2025. Nokia Board member since 2025. Chair of the Corporate Governance and Nomination Committee and member of the Strategy Committee. Licentiate of Science (Finance), Helsinki School of Economics, Finland. Master of Science (Economics), Helsinki School of Economics, Finland. Chief Financial Officer and Member of the Group Executive Committee of ABB Ltd, 2017–2026 (until 31 Jan 2026). Executive Vice President and Chief Financial Officer, Nokia 2009–2016, member of the Nokia Group Leadership Team 2007–2016 and Interim President of Nokia between September 2013 and May 2014. Executive Vice President, Sales and Markets, Nokia 2008–2009. Executive Vice President, Sales and Portfolio Management, Mobile Phones, Nokia 2007. Senior Vice President, CDMA Business Unit, Mobile Phones, Nokia 2004–2007. Vice President, Finance, Corporate Treasurer, Nokia 2000–2004. Director of Corporate Finance, Nokia 1999–2000. Vice President of Nordic Derivatives Sales, Citibank plc 1996–1999. Manager of Dealing & Risk Management, Nokia 1993– 1996. Analyst, Assets and Liability Management, Kansallis-Osake-Pankki 1990–1993. Member of the Board of Directors, Kone Oyj. Member of the Board of Directors, Oras Invest Oy. Member of the Board of Directors, Uponor Oyj 2013–2017. Founding Partner of Lifeline Ventures. Nokia Board member since 2023. Member of the Personnel Committee and the Technology Committee. Master’s degree in Industrial Management, Helsinki University of Technology, Finland. Head of Strategy and Business Development, Blyk 2006–2009. Founding CEO and Vice President of Worldwide Commercial Operations, CRF Health 2000–2006. Consultant, McKinsey & Company 1999–2000. Chair of the Board of Directors, Canatu Plc (former Lifeline SPAC I Plc). Chair of the Board, Finnish Startup Community. Various other board positions in private companies. Member of the Board of Directors, Solidium Oy 2017–2025. Member of the Board of Directors, Digital Workforce Services Plc 2016–2025. Member of the Board of Finnish Business and Policy Forum EVA and Research Institute for Finnish Economy (ETLA) 2015–2024. Member of the Board of Directors, Tietoevry Corporation 2017–2023. Chair of the Board, Slush Conference 2018–2023 and member of the Board 2013–2018. Member of the Board, Business Finland 2014–2020. Member of the Board, Startup Foundation 2015–2018. Nokia Board member since 2023. Chair of the Strategy Committee and member of the Personnel Committee. MBA, the Wharton School at the University of Pennsylvania, Pennsylvania, United States. Bachelor of Science in Economics, Arizona State University, Arizona, United States. Advisory Partner, the Consello Group. Chief Operating Officer and Founding Partner, Moelis & Company 2007–2023. Managing Director, Office of the CEO at UBS Investment Bank 2005–2007. Chief Operating Officer and Chief Administrative Officer, the UBS Investment Banking Department Americas franchise 2001–2005. Investment Principal, McCown De Leeuw & Company 2000–2001. Investment Principal, Morgan Stanley Capital Partners 1997–2000. Vice President, Investment Banking, Merrill Lynch & Co. 1994–1997. Associate, Investment Banking, J.P. Morgan Securities 1992–1994. Analyst, Merrill Lynch & Co. 1988–1990. Member of the Board of Directors and Chair of the Audit Committee, Core Scientific, Inc. Trustee Emeritus, The Royal Academy Trust, London. Member of the Board of Directors, Exscientia Plc 2021–2024. Member of the Board of Directors, Moelis & Company 2017–2021. 7 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Biographical details of our current Board members continued A P A C A S Thomas Dannenfeldt Pernille Erenbjerg Lisa Hook b. 1966 b. 1967 b. 1958 Nokia Board member since 2020. Chair of the Personnel Committee and the Audit Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer, Deutsche Telekom AG 2014–2018. Chief Financial Officer, Deutsche Telekom AG’s German operations 2010–2014. Various operational positions, Deutsche Telekom AG 1992–2010. Member of the Board of Directors and Chair of the Compensation Committee, T-Mobile US, Inc. Chair of the Supervisory Board, CECONOMY AG 2021–2025. Member of the Advisory Board, axxessio GmbH 2020–2025. Member of the Board of Directors, T-Mobile US, Inc. 2013–2018. Member of the Board of Directors, Buy-In 2013–2018. Chair of the Board of Directors, T-Systems International 2013–2018. Chair of the Board of Directors, EE Ltd. 2014–2016. Nokia Board member since 2025. Member of the Audit Committee and the Corporate Governance and Nomination Committee. Master of Science in Economics, the Copenhagen Business School, Denmark. Group CEO and President, TDC Group 2015–2018. Group CFO and Deputy CEO, TDC Group 2011–2015. Executive Vice President, TDC Group 2003–2011. Equity Partner, Deloitte 2002–2003. CPA, Arthur Andersen 1987–2002. Member of the Board of Directors and Chair of the Audit Committee, Genmab A/S. Member of the Board of Directors and Chair of the Audit Committee, RTL Group SA. Chair of the Board of Directors, KK Wind Solutions A/S. Member of the Board of Directors, GlobalConnect A/S. Member of the Board of Directors, Millicom S.A. 2019–2024. Chair of the Board of Directors, Viaplay Group AB (publ) 2021–2023 and Board member 2020–2021. Member of the Board of Directors, Nordea Bank Oyj 2017–2021. Member of the Board of Directors, DFDS A/S 2014–2018. Member of the Board of Directors, Royal Danish Theatre 2011–2015. Adjunct professor at Copenhagen Business School. Nokia Board member since 2022. Member of the Audit Committee and the Strategy Committee. Juris Doctorate, Dickinson School of Law at Pennsylvania State University, Pennsylvania, United States. Bachelor’s degree in Public Policy, Duke University, North Carolina, United States. President and CEO, Neustar, Inc. 2010– 2018. COO, Neustar, Inc 2008–2010. President and CEO, SunRocket, Inc. 2006–2007. Executive positions, America Online, Inc. 2000–2004. Previous positions as Partner, Brera Capital Partners; managing director, Alpine Capital Group, LLC.; various executive positions, Time Warner, Inc.; legal adviser to the Chairman of the Federal Communications Commission; and General Counsel, the Cable Group at Viacom International, Inc. Member of the Board of Directors, FIS Global Inc. Lead Independent Director of the Board of Directors, Philip Morris International. Member of the Board of Directors, Zayo Group. Chair of Advisory Board, Trilantic Capital Partners. Member of the US National Security Telecommunications Advisory Committee since 2012. Member of the Board of Directors of Ritchie Bros. Auctioneers Inc. 2021–2023; Ping Identity Holding Corp. 2019–2022; Partners Group Holdings 2020–2021; Unisys Corp. 2019–2021; Neustar, Inc. 2010–2019; and RELX Plc 2006–2016. 8 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Biographical details of our current Board members continued A T C T S T Mike McNamara Thomas Saueressig Kai Öistämö b. 1964 b. 1985 b. 1964 Nokia Board member since 2024. Member of the Audit Committee and the Technology Committee. Bachelor of Engineering, University College Dublin, Ireland. Strategic Advisor, Target Corporation 2022–2023. Executive Vice President and Chief Information Officer, Target Corporation 2015–2022. Chief Information Officer, Tesco 2011–2015. Director of Operations Development and IT, Tesco 2006–2011. Chief Technology Officer Tesco.com, Tesco 1999–2006. Senior Manager, Accenture 1991–1998. Computer Programmer, British Telecom 1989–1991. Member of the Board of Directors, Hawaiian Holdings, Inc. 2020–2024. Member of the Executive Board of SAP SE and Global Head of Customer Services & Delivery Board. Nokia Board member since 2022. Member of the Corporate Governance and Nomination Committee and the Technology Committee. Degree in Business Information Technology, University of Cooperative Education in Mannheim, Germany. Joint Executive MBA from ESSEC, France and Mannheim Business School, Germany. Global Head of Product Engineering, SAP SE 2019–2024. Chief Information Officer, SAP SE 2016–2019. Vice President, Global Head of IT Services of SAP SE 2014–2016. Previous positions at SAP SE in Germany since 2007, including assignment in the SAP Labs Silicon Valley in Palo Alto, California, United States. Member of the Young Global Leaders of the World Economic Forum. Member of the Industry Advisory Board of the Munich Institute of Robotics and Machine Intelligence (MIRMI). President and CEO of Vaisala Corporation. Nokia Board member since 2022. Chair of the Technology Committee and member of the Strategy Committee. PhD in computer science, Tampere University of Technology, Finland. Chief Operating Officer of InterDigital, Inc. 2018–2020. Executive Partner of Siris Capital Group 2016–2018. EVP, Chief Development Officer at Nokia 2010–2014. EVP, Devices at Nokia 2008–2010. EVP, Mobile Phones Business Group at Nokia 2006–2008. Several previous positions at Nokia 1991–2006. Venture Partner of Kvanted Oy. Chairman of the Board, Fastems Group 2014–2022. Member of the Board of Directors, Sanoma Group 2010–2021. Chairman of the Board, Helvar Oy Ab 2014–2020. Member of the Board of Directors, Mavenir Plc 2017–2018. Member of the Board of Directors, Digia / Qt Group Oyj 2015–2018. Member of the Board of Directors, InterDigital, Inc. 2015–2018. Member of the Board of Directors, oikian solutions Oy 2014–2018. Chairman of the Board, Tampere University 2013–2017. Chairman of the Board of Directors, Tekes 2012–2014. Member of the Board of Directors, Nokian Tyres plc 2008–2010. 9 Committee Key A udit C orporate Governance and Nomination P ersonnel S trategy T echnology

Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of Nokia’s other stakeholders. The Board’s responsibilities are active, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging this obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also has the power to appoint independent legal, financial or other advisers as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisers. The Board has the responsibility for appointing and discharging the President and Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Board is ultimately responsible for, and its duties include, monitoring and reviewing Nokia’s financial reporting process, the effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as monitoring the Company’s statutory audit. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and other financial and non-financial commitments that may not be exceeded without a separate Board approval. In risk management, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are an integral part of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to the “Risk management, internal control and internal audit functions at Nokia — Risk management principles” section. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and terms of employment of the other Group Leadership Team members are approved by the Personnel Committee upon the recommendation of the President and CEO. Board oversight of environmental and social activities and governance practices Under Nokia’s Corporate Governance Guidelines, the Board evaluates Nokia’s environmental and social activities and governance practices, related risks and target setting, as well as their implementation and effectiveness across the Company. In 2025, the Board reviewed the progress and key milestones for the sustainability targets, sustainability results for 2024, sustainability-related risks and opportunities, the evolving sustainability requirements and expectations, investor feedback and Nokia’s approach to related disclosures. The Board also provided direction on environmental and supply‑chain priorities, the refreshed social impact strategy, and company‑wide engagement and enablement efforts. Additionally, in January 2025, the Board approved the targets related to climate change in the long-term incentive plan for 2025 and approved the CEO’s targets on health and safety and diversity which are included in his short-term incentive plan for 2025. The Board Committees monitor ESG developments and activities in the Company in their respective areas of responsibilities. The Audit Committee reviews sustainability disclosures annually, as well as the information on the use of conflict minerals in Nokia’s products presented in the annual reports and regulatory filings. During 2025, the Audit Committee’s responsibilities included the oversight of sustainability reporting, including the double materiality assessment, regulatory developments related to mandatory sustainability related disclosures, as well as oversight of the ethics and compliance program. The Personnel Committee oversees human capital management, including personnel policies and practices related to Nokia’s culture, physical safety, employee well-being, workforce composition, recruiting, development and retention. In 2025, the Committee focused on workforce demographics and conducted a people risk review, including physical safety, employee survey results and succession planning. The Personnel Committee recommended that the Board continue to include GHG emission reduction as a metric in the long-term incentive plan. Additionally, the Committee emphasized the importance of fostering a strong health and safety culture and maintaining workforce diversity. To reinforce accountability, the Personnel Committee recommended that the Board retain discretion to make downward adjustments to short-term incentives if company performance in these areas falls short during the annual incentive period. The Corporate Governance and Nomination Committee assesses and advises the Board on ESG-related activities and practices, aiming to enhance the governance structure supporting them. The Technology Committee reviews how the Company’s ESG strategy embeds into its technology strategy and roadmaps. 10

Board oversight of cybersecurity Nokia group-level security is set up in four domains: product, service, information, and customer security. While the oversight of security risks and their management, including cybersecurity, is a Board level responsibility in the Company, the detailed reviews of the different security domains are allocated to the Committees of the Board. These Committees are responsible for monitoring and assessing security, including cybersecurity-related risks and reporting to the Board in their respective areas of responsibilities. The responsibilities of the Audit Committee include oversight of the management and processes related to IT and services security risks and maturity, including security-related controls, compliance, incident process, disclosures and risk management. The Technology Committee oversees product and customer security risk management. The Committees report to the Board on a regular basis and prepare recommendations to the Board, whenever deemed necessary. The Board also receives regular updates on cybersecurity. Board oversight of Artificial Intelligence (AI) The proliferation of AI technologies is creating new opportunities for innovation. To ensure the responsible use of AI, particularly with respect to ethics, privacy, and security, we have established a comprehensive AI governance framework at Nokia, including a central steering committee and a separate AI governance board for group-level policies and procedures, incident reporting, coordination and related communication. The Board’s oversight of AI development is based on principles similar to those we apply to other advanced technologies. The Technology Committee of the Board has reviewed the AI governance framework before its adoption and is responsible for overseeing that compliance with all relevant regulatory frameworks for AI has been effectively arranged. The Technology Committee will also monitor and stay informed on the progress and challenges of using AI, both at a strategic and operational level. The Technology Committee reports to the Board on AI governance at Nokia and on AI-related topics on a regular basis. In carrying out this oversight, the Board and the Technology Committee are supported by their relevant technology, data and security expertise and access to internal and external experts. This enables the Board to effectively assess AI‑related opportunities and risks, including ethical, regulatory and security considerations, and to appropriately challenge management. 11

Board evaluation In line with our Corporate Governance Guidelines, the Board conducts a comprehensive annual performance evaluation, which also includes evaluation of the Board Committees’ work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation, typically with a detailed questionnaire, while an external evaluator is periodically engaged. Feedback is also requested from selected members of management as part of the Board evaluation process. The questions aim to measure and elicit feedback on the processes, structure, accountability, transparency, and effectiveness of the Board and to gain an overview of the issues that are areas of excellence, areas where the Board thinks greater focus is warranted and determining areas where performance could be enhanced. Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussions. In 2025, the evaluation process was carried out as a thorough self-evaluation for a third consecutive year by using an external evaluation platform that included both numeric assessments and the possibility to provide more detailed written comments. The questionnaire comprised areas such as Nokia purpose and strategy, Board agenda and meetings, and Board composition and dynamics, as well as information, reporting and risk management. Meetings of the Board of Directors The Board of Directors constitutes a quorum if more than half of its members are present. The Board held 23 meetings excluding Committee meetings during 2025. In total 14 (64%) of these meetings were regular meetings in person or by video connection. The other nine meetings were held in writing. Directors’ attendance at the Board and Committee meetings in 2025 is set forth in the table below: Board meeting attendance Board and Committee meeting attendance(1) Member Meetings % Meetings % Sari Baldauf (Chair) 23/23 100% 41/41 100 % Timo Ihamuotila (Vice Chair as of 29 April 2025) 12/14 86% 19/21 90 % Søren Skou (Vice Chair until 29 April 2025) 9/9 100% 13/15 87 % Timo Ahopelto 22/23 96% 32/33 97 % Elizabeth Crain 23/23 100% 35/35 100 % Thomas Dannenfeldt 22/23 96% 36/38 95 % Pernille Erenbjerg (as of 29 April 2025)(2) 10/14 71% 16/21 75 % Lisa Hook 23/23 100% 36/36 100 % Mike McNamara 23/23 100% 34/34 100 % Thomas Saueressig 22/23 96% 31/32 97 % Carla Smits-Nusteling (until 29 April 2025) 8/9 89% 13/14 93 % Kai Öistämö 21/23 91% 31/33 94 % Average attendance (%) 95% 95% (1) Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Figures exclude directors attending committee meetings as non-voting observers. (2) In her first year on the Board, Pernille Erenbjerg had pre-existing scheduling conflicts, and subsequent changes to the Board’s meeting calendar further impacted her ability to attend all meetings during 2025. Directors meet without management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present are only attended by non-executive directors. These meetings are chaired by the non-executive Chair of the Board. In cases where the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2025, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish Corporate Governance Code and the rules of the NYSE. Committees of the Board of Directors In 2025, the Board of Directors had five Committees that assisted the Board in its duties pursuant to their respective Committee charters. The Board may also establish new or ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of Committees of which they are not members. 12

The Audit Committee The following table sets forth the members of the Audit Committee and their meeting attendance in 2025: Attendance Member Meetings % Carla Smits-Nusteling (Chair until 29 April 2025) 3/3 100 % Thomas Dannenfeldt (Chair as of 29 April 2025) 6/6 100 % Pernille Erenbjerg (as of 29 April 2025) 3/3 100 % Lisa Hook 6/6 100 % Mike McNamara 6/6 100 % Average attendance (%) 100 % The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 29 April 2025, the Audit Committee has consisted of the following four members of the Board: Thomas Dannenfeldt (Chair), Pernille Erenbjerg, Lisa Hook and Mike McNamara. The Committee is responsible for assisting the Board in the oversight of: ▪ the quality and integrity of the Company’s financial statements, related disclosures and sustainability reporting; ▪ the statutory audit of the Company’s financial statements, related disclosures and sustainability reporting; ▪ the qualifications and independence of the external auditor and the sustainability reporting assurer; ▪ the performance of the external auditor and the assurer subject to the requirements of Finnish law; ▪ the performance of the Company’s internal controls, risk management and the assurance function; ▪ the performance of the internal audit function; ▪ the Company’s compliance with legal and regulatory requirements, including the performance of its ethics and compliance program; ▪ the monitoring and assessment of any related party transactions; ▪ the pension liabilities and taxation of the Company; and ▪ the processes and management related to the cybersecurity of the Company, including information and services security. In discharging its oversight role, the Audit Committee has full access to all Company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by Nokia regarding accounting, internal controls, auditing or sustainability reporting matters and for the confidential, anonymous submission by our employees of concerns relating to accounting, auditing or sustainability reporting assurance matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of Nokia’s financial statements and related disclosures. For further information on internal control over financial reporting, refer to the section “Risk management, internal control and internal audit functions at Nokia––Description of internal control procedures in relation to the financial reporting process”. Under the Finnish Companies Act, an external auditor and a sustainability reporting assurer are elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders for the election of the nominees, upon its evaluation of the qualifications and independence of the external auditor and the sustainability reporting assurer. Under Finnish law, the fees of the external auditor and of the sustainability reporting assurer are approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposals to the shareholders in respect of the fees of the external auditor and the sustainability reporting assurer, and approves their annual fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor and sustainability reporting assurer, Deloitte Oy, during 2025 refer to the section “Auditor fees and services”. The Board has determined all current Committee members be ‘financially literate’ satisfying the applicable financial-sophistication requirement by the New York Stock Exchange. In addition, three Committee members, Thomas Dannenfeldt, Pernille Erenbjerg and Lisa Hook, are determined to be ‘audit committee financial experts’ as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). All members of the Audit Committee are “independent directors” as defined by Finnish law, the Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual. The Audit Committee meets a minimum of four times a year. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management. Audit Committee pre-approval policies and procedures The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor’s independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of the Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the “Pre-approval Policy”). Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services are submitted to an appointed Audit Committee delegate within management, who determines whether the services are within the generally pre-approved services. The Pre-approval Policy is subject to annual review by the Audit Committee. The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services. 13

The Corporate Governance and Nomination Committee The following table sets forth the members of the Corporate Governance and Nomination Committee and their meeting attendance in 2025: Attendance Member Meetings % Timo Ihamuotila (Chair as of 29 April 2025) 4/4 100 % Søren Skou (Chair until 29 April 2025) 2/2 100 % Sari Baldauf 6/6 100 % Pernille Erenbjerg (as of 29 April 2025) 3/4 75 % Lisa Hook (until 29 April 2025) 2/2 100 % Thomas Saueressig (as of 29 April 2025) 4/4 100 % Carla Smits-Nusteling (until 29 April 2025) 2/2 100 % Kai Öistämö (until 29 April 2025) 2/2 100 % Average attendance (%) 96 % The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 29 April 2025, the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Timo Ihamuotila (Chair), Sari Baldauf, Pernille Erenbjerg and Thomas Saueressig. The Committee fulfills its responsibilities by: ▪ actively identifying individuals qualified to be elected members of the Board, as well as considering and evaluating the appropriate level and structure of director remuneration; ▪ preparing and evaluating the principles regarding Board diversity; ▪ preparing proposals to the shareholders on the director nominees for election at the general meetings, as well as director remuneration; ▪ monitoring and assessing the directors’ current and planned time commitments outside the Nokia Board and their attendance at Nokia Board and Committee meetings; ▪ monitoring significant developments in the law and practice of corporate governance, including sustainability-related governance trends and the directors’ duties and responsibilities; ▪ assisting the Board and each Committee of the Board in its annual performance evaluation process, including establishing criteria to be applied in connection with such evaluations; ▪ developing and administering Nokia’s Corporate Governance Guidelines and giving recommendations regarding them to the Board; and ▪ reviewing Nokia’s disclosure in the corporate governance statement. The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates. The Personnel Committee The following table sets forth the members of the Personnel Committee and their meeting attendance in 2025: Attendance Member Meetings % Thomas Dannenfeldt (Chair) 5/5 100 % Timo Ahopelto 5/5 100 % Sari Baldauf 5/5 100 % Elizabeth Crain 5/5 100 % Average attendance (%) 100 % The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE. As of 29 April 2025, the Personnel Committee has consisted of the following four members of the Board: Thomas Dannenfeldt (Chair), Timo Ahopelto, Sari Baldauf and Elizabeth Crain. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: ▪ preparing the Remuneration Policy and the Remuneration Report; ▪ compensation and terms of employment of the Company’s senior management; ▪ human capital management; ▪ all equity-based plans; ▪ incentive compensation plans, policies and programs of the Company affecting executives; and ▪ possible other significant incentive plans. The Committee is responsible for preparing the Remuneration Policy, including Nokia’s compensation philosophy and principles and ensuring that the Company’s compensation programs are performance-based, designed to contribute to long-term shareholder value creation in line with shareholders’ interests, properly motivate management and are aligned with the Remuneration Policy, as well as supporting overall corporate strategies. The Committee also oversees human capital management and periodically reviews the personnel policies and practices of Nokia related to human capital management and social responsibilities relating to its employees, including Company culture, physical safety, employee wellbeing, morale, diversity, talent management and development, succession planning, resourcing, recruiting, attrition, retention and employee engagement. 14

The Strategy Committee The following table sets forth the members of the Strategy Committee and their meeting attendance in 2025: Attendance Member Meetings % Elizabeth Crain (Chair) 7/7 100 % Sari Baldauf 7/7 100 % Thomas Dannenfeldt (until 29 April 2025) 3/4 75 % Lisa Hook 7/7 100 % Timo Ihamuotila (as of 29 April 2025) 3/3 100 % Søren Skou (until 29 April 2025) 2/4 50 % Kai Öistämö (as of 29 April 2025) 3/3 100 % Average attendance (%) 91 % The Committee consists of a minimum of three members of the Board and the majority of them shall meet all applicable independence requirements as stipulated by the Finnish Corporate Governance Code and the rules of the NYSE. As of 29 April 2025, the Strategy Committee has consisted of the following five members of the Board: Elizabeth Crain (Chair), Sari Baldauf, Lisa Hook, Timo Ihamuotila and Kai Öistämö. The Committee is established by the Board primarily for the purpose of assisting the Board with respect to various strategic initiatives related to developing Nokia’s corporate and business strategies and capturing the strategic opportunities identified under them. The Committee’s duties may include: ▪ overseeing the preparation of strategies related to strategic initiatives; ▪ reviewing the prospective alternatives for the strategic initiatives identified by management; ▪ acting as a preparatory body for assessing the specific strategic initiatives requiring the Board’s decision; ▪ overseeing the implementation of the strategic initiatives; and ▪ evaluating the outcomes of the strategic initiatives, focusing on their implementation, financial results and long-term success. The Technology Committee The following table sets forth the members of the Technology Committee and their meeting attendance in 2025: Attendance Member Meetings % Kai Öistämö (Chair) 5/5 100 % Timo Ahopelto 5/5 100 % Mike McNamara 5/5 100 % Thomas Saueressig 5/5 100 % Average attendance (%) 100 % The Committee consists of a minimum of three members of the Board and the majority of them shall meet applicable independence requirements as stipulated by Finnish law, the Finnish Corporate Governance Code and the rules of the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. As of 29 April 2025, the Technology Committee has consisted of the following four members of the Board: Kai Öistämö (Chair), Timo Ahopelto, Mike McNamara and Thomas Saueressig. In its dialogue with and provision of feedback and advice to the management, the Committee will periodically review: ▪ the Company’s technological competitiveness and new strategic technology initiatives as well as market trends, considering both organic and inorganic options to retain or attain competitiveness; ▪ the Company’s approach to major technological innovations; ▪ key technology trends that may result in disruptive threats or opportunities and proposals on how to adequately address them; ▪ high-level risks and opportunities associated with the Company’s Research and Development Programs; ▪ embedding sustainability in the technology roadmaps; and ▪ the processes and management related to the cybersecurity of the Company, including product and customer security. 15

Group Leadership Team and the President and CEO The Group Leadership Team is responsible for the operative management of Nokia. The Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law. At 31 December 2025, the Group Leadership Team consisted of 12 members, including the President and CEO, representing five different nationalities. In total 25% of the Group Leadership Team members were female. The table shown to the right sets forth the biographical information of the Group Leadership Team members. At 31 December 2025, a total of 2 117 191 Nokia shares and a total of 275 368 American Depositary Shares (ADSs) were held by the Group Leadership Team members. These holdings represented approximately 0.04% of our total shares and voting rights excluding shares held by the Nokia Group. The number of shares includes shares received as compensation as well as shares acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included in the table. Summary of changes in the Group Leadership Team in 2025 The following members stepped down from the Group Leadership Team: ▪ Pekka Lundmark, President and Chief Executive Officer, as of 31 March 2025; ▪ Lorna Gibb, Chief People Officer, as of 13 June 2025; ▪ Federico Guillén, President of Network Infrastructure, as of 30 June 2025; ▪ Nishant Batra, Chief Strategy and Technology Officer, as of 30 September 2025; and ▪ Tommi Uitto, President of Mobile Networks, as of 31 December 2025. The Group Leadership Team was complemented with five new appointments: ▪ Justin Hotard, President and Chief Executive Officer, effective 1 April 2025; ▪ Victoria Hanrahan, Chief of Staff to Nokia’s President and CEO, effective 16 June 2025; ▪ David Heard, President of Network Infrastructure, effective 1 July 2025; ▪ Pallavi Mahajan, Chief Technology and AI Officer, effective 1 October 2025; ▪ Konstanty Owczarek, Chief Corporate Development Officer, effective 1 October 2025; and ▪ Furthermore, on 10 November 2025, Nokia announced the appointment of Kristen Pressner as Chief People Officer, to take effect during the second quarter of 2026. Name Position Gender Year of birth Nationality On GLT since Shares ADSs Justin Hotard President and CEO Male 1974 American 2025 609 274 Louise Fisk Chief Communications Officer (currently Chief Communications and Marketing Officer) Female 1976 British 2024 52 063 Patrik Hammarén President of Nokia Technologies (currently President of Technology Standards) Male 1982 Finnish 2024 40 387 Victoria Hanrahan Chief of Staff to the President and CEO Female 1988 American 2025 — Mikko Hautala Chief Geopolitical and Government Relations Officer Male 1972 Finnish 2024 2 800 David Heard President of Network Infrastructure Male 1968 American 2025 275 368 Pallavi Mahajan Chief Technology and AI Officer Female 1977 Indian/American 2025 — Esa Niinimäki Chief Legal Officer (currently Chief Legal and Administrative Officer) and interim Chief People Officer Male 1976 Finnish 2023 79 281 Konstanty Owczarek Chief Corporate Development Officer Male 1979 American 2025 — Raghav Sahgal President of Cloud and Network Services (currently Chief Customer Officer) Male 1962 American 2020 719 174 Tommi Uitto President of Mobile Networks Male 1969 Finnish 2019 256 042 Marco Wirén Chief Financial Officer Male 1966 Finnish/Swedish 2020 358 170 16

Biographical details of the current members of the Nokia Group Leadership Team Justin Hotard Louise Fisk Patrik Hammarén Victoria Hanrahan b. 1974 b. 1976 b. 1982 b. 1988 President and Chief Executive Officer (CEO) since 2025. MBA from the MIT Sloan School of Management, Massachusetts, United States. Bachelor of Science in Electrical Engineering from the University of Illinois Urbana-Champaign, Illinois, United States. Executive Vice President and General Manager, Data Center & AI Group, Intel 2024–2025. Executive Vice President and General Manager, High-Performance Computing, AI & Labs, HPE, 2021–2024. Senior Vice President, President and Managing Director of HPE Japan and China, HPE 2019–2020. Senior Vice President and General Manager, Volume Global Business Unit, HPE 2017–2019. Vice President, Strategy, Planning & Operations, Data Center Infrastructure Group, HPE 2015– 2016. President and General Manager, Global Small Business Cloud Platform, NCR Corporation 2013–2014. VP, Corporate Development, NCR Corp. 2012–2013. Vice President and General Manager, NCR Entertainment, NCR Corp. 2010–2012. Senior Director, Mergers & Acquisitions, NCR Corp. 2007–2010. Director, Product Management, Symbol Technologies 2005–2007. Senior Manager, Corporate Development, Symbol Technologies 2003–2005. Business Development Analyst, Surface Logix 2002–2003. Senior Systems Engineer, Motorola Inc. 1996–2000. Chief Communications and Marketing Officer (CCMO). Group Leadership Team member since 2024. Joined Nokia in 2020. Advanced executive leadership development, DUKE University, North Carolina, United States. Advanced global leadership, INSEAD business school, France. Post graduate diploma in PR & Journalism, University of Wales, College of Cardiff, United Kingdom. BA Hons in Communication, University of Wales, College of Cardiff, United Kingdom. Vice President, Corporate Affairs Programs & Corporate Communications, Nokia 2020–2024. Global leadership team, Communications and Marketing Director, BAE Systems Applied Intelligence 2015–2019. Head of Global Communications, Investor Relations and Marketing, Innovation Group 2012– 2015. Global PR Director & Deputy Communications Director, Logica 2006–2012. Partner & Associate Director, LEWIS Communications 1999– 2006. Trustee of the Williams Syndrome Foundation. President of Technology Standards. Group Leadership Team member since 2024. Joined Nokia in 2007. Master of Law, University of Helsinki, Finland. Master of Science (Information Networks), Aalto University, Finland. Chief Licensing Officer Wireless Technologies, Nokia Technologies 2024–2024. Vice President, Head of IoT Licensing Program, Nokia Technologies 2022–2024. Head of Patent Licensing Greater China, Nokia Technologies 2020–2022. Director, Patent Licensing, Nokia Technologies 2018–2020. Manager, Patent Licensing, Nokia Technologies 2014–2018. Senior Legal Counsel, HERE, Nokia 2013–2014. Legal Counsel, HERE Nokia 2013–2013. Legal Counsel, Central and East Europe, Nokia 2012–2013. Legal Counsel, Central Europe, Nokia 2011–2012. Legal Counsel, MeeGo & Open Source, Nokia 2007–2011. Chief of Staff to Nokia’s President and CEO. Group Leadership Team member since 2025. Joined Nokia in 2025. MBA from the University of Houston, Texas, United States. Bachelor of Business Administration, Texas A&M University, Texas, United States. Vice President, Global Marketing - High Performance Compute & Artificial Intelligence, HPE 2023–2024. Director, Chief of Staff, HPC & AI Business Unit, HPE 2021–2023. Manager, Marketing Strategy, HPE 2019–2021. Senior Product Marketing Manager, HPE 2015– 2019. Product Marketing Manager, Neuromodulation Division, St. Jude Medical 2013–2015. Marketing Communications Coordinator, St. Jude Medical 2010–2013. 17

Biographical details of the current members of the Nokia Group Leadership Team continued Mikko Hautala David Heard Pallavi Mahajan Esa Niinimäki b. 1972 b. 1968 b. 1977 b. 1976 Chief Geopolitical & Government Relations Officer, and Chairman, Nokia Defense. Group Leadership Team member since 2024. Joined Nokia in 2024. Master of Social Sciences (Political history), University of Helsinki, Finland. Master of Philosophy (Slavic languages), University of Helsinki, Finland. Ambassador, Head of Mission, Embassy of Finland, Washington DC 2020–2024. Ambassador, Head of Mission, Embassy of Finland, Moscow 2016–2020. Foreign Policy Adviser to the President, Office of the President of the Republic of Finland, Helsinki 2012–2016. Minister, Deputy Head of Mission, Embassy of Finland, Moscow 2011–2012. Diplomatic Adviser to the Minister of Foreign Affairs, Ministry for Foreign Affairs, Helsinki 2007–2011. First Secretary, Permanent Representation of Finland to the EU, Brussels 2002– 2007. Attaché, Ministry for Foreign Affairs, Helsinki 2001–2002. Attaché, Embassy of Finland, Kyiv 1999–2001. Visa Officer, Embassy of Finland, Kyiv 1998–1999. Board Member Support for Finnish Society (SYT) foundation. Chairman of the Council, The John Morton Center for North American Studies, University of Turku, Finland. President of Network Infrastructure. Group Leadership Team member since 2025. Joined Nokia in 2025. Master’s degree in Management Science (Sloan), Stanford University Graduate School of Business, California, United States. Master of Business Administration (MBA), University of Dayton, Ohio, United States. Bachelor of Arts, Production & Operations Management, Ohio State University, Ohio, United States. Chief Growth Officer at Network Infrastructure, Nokia February–June 2025. Chief Executive Officer, Infinera 2020–2025. Chief Operations Officer and various senior positions, Infinera 2017–2020. Cloud Service Provider (Executive Consultant - External), Dell 2015-2016. President, Network & Service (Software) Enablement, JDSU 2010–2015. Chief Operating Officer, BigBand Networks 2007–2010. President & CEO, Somera Communications (Jabil) 2004–2006. President, Switching Systems, Tekelec (Oracle) 2003–2004. President & CEO, Santera Systems Inc. (Oracle) 2003– 2004. General Manager & Vice President Wireless, various positions, Alcatel Lucent 1996–2000. Vice President of Access, AT&T (Lucent Technologies) 1990–1996. Chief Technology and AI Officer. Group Leadership Team member since 2025. Joined Nokia in 2025. Bachelor of Technology degree in Computer Science, the National Institute of Technology Kurukshetra, India. Master degree in Science in Software Systems from Birla Institute of Technology and Science, India. Advanced Leadership Program at Stanford University Graduate School of Business, California, United States. Corporate Vice President & General Manager, Data Center and AI Group, Intel 2024–2025. Corporate Vice President & GM, Network and Edge Group, Intel 2022–2024. Vice President, Solutions Engineering & Customer Experience, High Performance Compute, Hewlett Packard Enterprise 2021–2022. Vice President, Head of Software Engineering for Compute, Hewlett Packard Enterprise 2020–2021. Vice President Engineering, Juniper Networks 2016–2019. Several senior positions, Juniper Networks 2003– 2016. Technical Lead, BayPackets 2001–2003. Research Engineer, Centre for Development of Telematics (C-DOT) 1998–2001. Chief Legal and Administrative Officer, Interim Chief People Officer and Board Secretary. Group Leadership Team member since 2023. Joined Nokia in 2007. Master of Laws, Fordham University, School of Law, New York, United States. Master of Law, University of Helsinki, Finland. Interim Chief Legal Officer, Nokia 2022– 2023. Deputy Chief Legal Officer, Vice President, Corporate Legal and Board Secretary, Nokia 2018–2023. General Counsel, Global Services, Nokia 2015– 2018. Head of Corporate Legal, Nokia Solutions and Networks and Head of Finance & Labor Legal, Nokia 2013– 2015. Senior Legal Counsel, Legal and IP, India, Middle East and Africa, Nokia 2012–2013. (Senior) Legal Counsel, Corporate Legal, Nokia 2007–2011. Group Legal Counsel, Metsä Group 2005–2007. Associate Lawyer, White & Case LLP 2003–2005. Chair of Legal Affairs Committee of the Confederation of Finnish Industries. Member of the Market Practice Board of Securities Market Association and the Policy Committee of the Directors’ Institute Finland. 18

Biographical details of the current members of the Nokia Group Leadership Team continued Konstanty Owczarek Raghav Sahgal Marco Wirén b. 1979 b. 1962 b. 1966 Chief Corporate Development Officer (CCDO). Group Leadership Team member since 2025. Joined Nokia in 2025. Master’s degree in Finance and Banking, University of Lodz, Poland. Bachelor’s degree in Business Administration, Emory University, Georgia, United States. Managing Partner and Founder, KJO Advisors LLC 2024–2025. Chief Strategy Officer and Chief Operating Officer, High Performance Computing, AI & Research business unit, Hewlett Packard Enterprise 2022–2024. Head of Strategy and Innovation and Head of New Markets, AIG Life, American International Group, Inc. 2020–2022. Head of Mergers & Acquisitions and Strategy, AIG Life & Retirement, American International Group, Inc. 2018–2020. Director, AIG Corporate Development, American International Group, Inc. 2015–2017. Founding Partner, Strategic Risk Capital Advisors, LLC 2009–2015. Director, Integrated Finance Ltd. (IFL) / Marakon Associates 2004–2009. Analyst, Technology, Media and Telecommunications unit, Bear Stearns & Co. 2003–2004. Chief Customer Officer. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, Maryland, United States. Bachelor of Science in Computer Engineering, Tulane University, Louisiana, United States. Executive Business Certificate in General Management, Harvard University, Massachusetts, United States. President of Nokia Enterprise 2020. Senior Vice President, Nokia Software 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East 2010–2017. Advisory Board Member, Orga Systems 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle 2008–2010. Chief Business Officer, Comverse 2005–2006. Executive Vice President, Asia Pacific, CSG 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies 2000– 2002. Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala, Sweden. Studies in management and strategic leadership, including at Duke Business School, North Carolina, United States; IMD, Switzerland and Stockholm School of Economics, Sweden. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group 2018–2020. Executive Vice President and CFO, Wärtsilä Group 2013–2018. Executive Vice President and CFO, SSAB Group 2008–2013. Vice President, Business Control, SSAB Group 2007–2008. CFO, Eltel Networks 2006–2007. Vice President of Business Development, Eltel Networks 2004– 2005. Head of Service Division, Eltel Networks 2003–2004. Vice President, Corporate Development, Eltel Networks 2002–2003. Vice President, Strategy & Business Development, NCC Group 1999–2002. Head of Strategic Planning, NCC Group 1998–1999. Group Controller, NCC Group 1996–1998. Vice Chair of the Board of Directors of Neste Corporation 2019–2023 and member of the Board 2015–2023. 19

Risk management, internal control and internal audit functions at Nokia Risk management principles We have a systematic and structured approach to risk management. It covers strategic, operational, financial, compliance and reputational risks and opportunities, including potentially material impacts to people and the environment. The principles documented in the Nokia Enterprise Risk Management (ERM) Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes: ▪ ERM is an integral part of Nokia’s objective setting and key decision making Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Those are monitored as part of the management and business performance information flow. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than focusing on eliminating all risks. ▪ ERM is a core component of Nokia’s corporate governance ERM accountability runs through the Company and is embedded into Nokia corporate governance. The Board of Directors and the Group Leadership Team are committed to effective risk management as a core management capability that supports Nokia in achieving strategic, tactical and operational business objectives and in managing business performance. ▪ Risk ownership follows business ownership Nokia ERM is aligned to the overall Nokia governance model, where Nokia’s businesses are accountable for meeting approved plans and targets as agreed within Nokia. Each business or function head is an owner of the risks in their respective responsibility area and is responsible for identifying and managing key risks and capturing opportunities. ▪ ERM is an area of continuous improvement ERM is an area of continuous improvement for Nokia. The Chief Financial Officer, who also functions as the Chief Risk Officer, provides guidance and sponsors the development of ERM practices and ERM improvement. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key corporate level policies reflect the implementation of specific aspects of risk management. Cybersecurity risk management Nokia, along with its partners and contracted third parties, faces cybersecurity threats like ransomware, viruses, worms and other malicious software, unauthorized modifications, or illegal activities that may cause potential security risks and other harm to Nokia, its customers or consumers and other end-users of Nokia’s products and services. The dynamic nature of IT technologies, including the introduction of AI technologies, increase these risks. Cybersecurity incidents can lead to lengthy and costly incident response, remediation of the attack affecting business continuity, or breach and legal proceedings and fines imposed on Nokia, as well as adverse effects to Nokia’s reputation and brand value. Despite sustained investments, preventing, detecting and containing cyber-attacks remain challenging. Additionally, the regulatory framework around responding to and disclosing such events is in flux and we may not be able to comply with the regulations. We face a number of cybersecurity risks within our business. Although such risks have not materially affected us thus far, including our business strategy, results of operations, or financial condition, we have experienced threats to and breaches of our data and systems, including malware and computer virus attacks. We continue to address these challenges, but there is no guarantee against future attacks. Nokia has well-established cybersecurity processes built into its overall security risk management framework. This integration is achieved through the implementation of a security program set on various processes, such as cybersecurity risk management, third-party security risk management, security incident management and business continuity and disaster recovery planning. In evaluation of the effectiveness of our cybersecurity processes and their alignment with the industry best practices, we have engaged and may engage in the future with third party advisers and consultants. The Chief Security Officer, who has the authority to establish and oversee the Nokia information security program, keeps Nokia’s executive leadership informed on program outcomes and highlights information security risks which may affect Nokia business and customers. Nokia’s executive leadership provides direction and support and has the responsibility to execute the program within their own domains. Key principles are communicated through the Nokia Information Security Policy, applicable also to third parties and collaborators and supported by topical Standard Operation Procedures and guidelines. Nokia’s commitment to security is reflected in the supplier selection processes, contracts and supplier (re)assessments that are designed to ensure effective security is in place in our supply chain and with our third-party partners. We are dedicated to adhering to applicable laws, regulations, contractual commitments, and industry best practices, including but not limited to ISO 27001, NIST SP 800 series, the Cloud Security Alliance Control Matrix, and the Information Security Forum. Nokia’s cybersecurity incidents are handled in the Security Incident Management Process, which covers all phases of incident response, including preparation, identification, containment, eradication, recovery and post-incident analysis. Each confirmed cybersecurity-related incident is assessed against a classification scheme (impact on confidentiality, integrity and availability of the related asset, urgency, and priority of the security incident). Significant cybersecurity incidents are elevated and managed by a cross-functional, executive management-level team, which is responsible for making the necessary decisions and prioritizing actions that can minimize the impact of the security incident to Nokia and its customers. Members from the CFO and Legal, Compliance & Sustainability teams are responsible for determining the materiality of the security incident and promptly informing the Audit Committee of the Board. The Nokia management team for assessing and managing cybersecurity threats includes members with training and experience in security risk management, security governance, cyber resilience, security incident management, information technology, cybersecurity legal and compliance requirements and disclosures. These activities are coordinated and overseen by the Chief Security Officer, who leads the assessment of cybersecurity risks, ensures the alignment between different functions to assess and manage the risks and works with the designated risk owners through the Cyber Risk Council and the Enterprise Risk Management framework. The Chief Security Officer has extensive cybersecurity expertise, having held cybersecurity‑related roles since 2012, and holds undergraduate and post-graduate degrees in Engineering and professional certifications in cyber security management. The Cyber Risk Council includes members of our senior management 20 with significant working experience in technology, cybersecurity and risk management. For an overview of the training and experience of the members of the Board and our assessment of their experience and skills related to cybersecurity, please see “Main corporate governance bodies of Nokia – Board of Directors”. Description of internal control procedures in relation to the financial reporting process Management is responsible for establishing and maintaining adequate internal control over Nokia’s financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, management has documented: ▪ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ▪ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ▪ the control activities, which consist of policies and procedures to ensure management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ▪ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Further, management has also: ▪ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ▪ tested operating effectiveness of all key controls; and ▪ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year end. In 2025, Nokia has followed the procedures as described above and has reported on the progress and assessments to management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We have an internal audit function that examines and evaluates the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without the involvement of management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business by business group and function. Annually, a risk-based internal audit plan is developed taking into account key business risks, emerging risks, external factors and input from management. This plan is approved by the Audit Committee. Audits are completed across business groups and functions. The results of each audit are reported to management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Any changes to the risk environment impacting the internal audit plan are presented to the Audit Committee for review and approval on a quarterly basis. Internal audit also works closely with Internal Controls and Ethics and Compliance offices to review any financial and compliance concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. 21

Related party transactions We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24, Related Party Disclosures) and other applicable regulations including the applicable U.S. securities laws. We maintain information on our related parties, as well as monitor and assess related party transactions. As a main principle, all transactions should be conducted at arm’s length and as part of the ordinary course of business. In exceptional cases where these principles would be deviated from, Nokia would set up a separate process to determine the related parties in question and to seek relevant approvals in accordance with internal guidelines and applicable regulations. Main procedures relating to insider administration Our insider administration is organized according to the applicable European Union and Finnish laws and regulations as well as applicable U.S. securities laws and regulations. In addition, Nokia has adopted the Nokia Insider Trading Policy, approved by the Board of Directors, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Trading Policy is applicable to all directors, executives and employees of Nokia. Persons discharging managerial responsibilities Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia’s financial instruments. Nokia publishes the transaction notifications. In addition, according to the Nokia Insider Trading Policy, persons discharging managerial responsibilities are obligated to clear a planned transaction in Nokia’s financial instruments in advance with the person in charge of the insider administration. It is also recommended that trading and other transactions in Nokia’s financial instruments are carried out in times when the information available to the market is as complete as possible. Closed window Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia’s quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia’s financial instruments. Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia’s quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons. Insider registers Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia’s financial instruments until the project ends or is made public. Supervision Our insider administration’s responsibilities include, among other matters, internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers and arranging related trainings, as well as organizing and overseeing compliance with the insider rules. Violations of the Nokia Insider Trading Policy must be reported to the head of Corporate Legal. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving suspected violations of the Nokia Insider Trading Policy. Auditor fees and services Deloitte Oy, based in Helsinki, Finland, served as our auditor and our sustainability reporting assurer for the financial year ended 31 December 2025 and for the financial year ended 31 December 2024. The auditor and the sustainability reporting assurer are elected annually by our shareholders at the Annual General Meeting for the next financial year commencing after the election. On an annual basis, the Audit Committee of the Board prepares a proposal to the shareholders regarding the appointment of the auditor and the sustainability reporting assurer based upon its evaluation of the qualifications and independence of the auditor and the sustainability reporting assurer to be proposed for election. The following table presents fees by type paid to Deloitte’s network of firms for the years ended 31 December: EURm 2025 2024 Audit fees(1) 19.5 18.5 Audit-related fees(2) 2.3 2.5 Tax fees(3) 0.4 0.2 All other fees(4) 0.3 0.1 Total 22.5 21.3 (1) Audit fees consist of fees incurred for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the Group’s subsidiaries. (2) Audit-related fees consist of fees billed for sustainability reporting assurance approximately EUR 0.9 million (approximately EUR 1.4 million in 2024) as well as other assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. (3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) services related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying for visas, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers). (4) Other fees include fees billed for Company establishments, liquidations, forensic accounting, data security, other consulting services and reference materials and services. 22